SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERTO FILED PURSUANT TO 13d-2(a)




                         POINT WEST CAPITAL CORPORATION
                        (formerly Dignity Partners, Inc.)
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   730715 10 9
                             ---------------------
                                 (CUSIP Number)


                            Alan B. Perper, President
                           Point West Capital Corporation
                        1700 Montgomery Street, Suite 250
                        San Francisco, California 94111
                                 (415) 394-9469
                 ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  November 20, 1997
                                  ------------------
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated
      Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following Box [ ]


         Note:  Six copies of this statement, including all exhibits, should be
         ----
         filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
-------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                              (Page 1 of 14 Pages)

------------------------                                 -----------------------
CUSIP No. 730715 10 9               13D                     Page 2 of 14 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Echelon Group of Companies,LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              (WC)
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF           1,589,324
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            205,600
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   1,589,324

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                   -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,794,924
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               55.2%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

               OO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 -----------------------
CUSIP No. 730715 10 9              13D                     Page 3 of 14 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Bradley N. Rotter
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          -0-
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            1,794,924
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  1,589,324

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,794,924
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              55.2%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 -----------------------
CUSIP No. 730715 10 9               13D                     Page 4 of 14 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Alan B. Perper
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          -0-
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            1,794,924
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   1,589,324

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,794,924
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              55.2%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 -----------------------
CUSIP No. 730715 10 9               13D                     Page 5 of 14 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John Ward Rotter
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          -0-
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            1,798,924
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   1,593,324

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,798,924
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              55.3%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 -----------------------
CUSIP No. 730715 10 9               13D                     Page 6 of 14 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lodestone Capital Fund, LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              AF
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          205,600
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            -0-
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   205,600

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              205,600
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.3%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              OO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 -----------------------
CUSIP No. 730715 10 9               13D                     Page 7 of 14 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lodestone Partners, LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          205,600
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            -0-
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   205,600

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              205,600
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.3%
------------- -----------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              OO
------------- -----------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

-------------------------                              ------------------------
CUSIP No. 730715 10 9                  13D                   Page 8 of 14 Pages
-------------------------                              ------------------------

                              AMENDED AND RESTATED
                              --------------------
                                  SCHEDULE 13D
                                  ------------

Item 1.  Security and Issuer.
------   ===================

          This statement relates to the common stock, $0.01 par value (the "Common Stock"), of Point West Capital Corporation (the "Issuer"). The principal executive office of the Issuer is located at 1700 Montgomery Street, Suite 250, San Francisco, California 94111.


Item 2.  Identity and Background.
------   ========================


         (a)  Names of Persons Filing This Statement.
              --------------------------------------

              The Echelon Group of Companies, LLC ("Echelon")
              Bradley N. Rotter
              Alan B. Perper
              John Ward Rotter
              Lodestone Capital Fund, LLC ("Lodestone Capital")
              Lodestone Partners, LLC ("Lodestone  Partners")


         (b)  Residence or Business Addresses of Persons Filing This Statement.
              ----------------------------------------------------------------

              The address of the principal place of business of Echelon is:

                      1700 Montgomery Street, Suite 250
                      San Francisco, California 94111

              The business address of Bradley N.Rotter, Alan B. Perper and John Ward Rotter is:

                      1700 Montgomery Street, Suite 250
                      San Francisco, California 94111

              The address of the principal place of business of Lodestone Capital is:

                      31 Davies Street, 5th Floor
                      London W1Y 1FN
                      England

              The address of the principal place of business of Lodestone Partners is:

                      917 Tahoe Boulevard, Suite 204A
                      Incline Village, Nevada  89452


         (c)  Principal Businessess or Occupations of Persons Filing This
              -----------------------------------------------------------
              Statement.
              ----------

              Echelon is principally engaged in the business of providing investment and financial services.

-------------------------                              ------------------------
CUSIP No. 730715 10 9                  13D                   Page 9 of 14 Pages
-------------------------                              ------------------------


              Lodestone Capital is an investment fund engaged in the business of investing in securities for its own account.

              Lodestone Partners is engaged in the business of managing the investment activities of Lodestone Capital.

              Bradley N. Rotter is the Chairman of the Board of Directors of the Issuer and the managing member of Echelon.

              Alan B. Perper is the President and a director of the Issuer and a member of Echelon.

              John Ward Rotter is the Executive Vice President and Chief Financial Officer and a director of the Issuer and a member of Echelon.

         (d) None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) None of the persons filing this report has been a party during the last five years to a civil proceeding of a judicial or administrative body, as a result of which he or it is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship or Place of Organization of Persons Filing This
              -----------------------------------------------------------
              Report.
              ------

              Echelon, Lodestone Capital and Lodestone Partners are organized under the laws of the State of Delaware.

              Bradley N. Rotter, Alan B.Perper and John Ward Rotter are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
------   ==================================================

         The purchases of shares of the Common Stock that require the filing of this statement were made for cash consideration in the aggregate amount of approximately $527,000. The purchases were made by Lodestone Capital with funds contributed to it by two of its three members, Echelon and the Bradley N. Rotter Self-Employed Pension Plan and Trust. The source of the funds contributed by Echelon was working capital.

-------------------------                              ------------------------
CUSIP No. 730715 10 9                  13D                 Page 10 of 14 Pages
-------------------------                              ------------------------

Item 4.  Purpose of the Transaction.
------   ===========================

         Lodestone Capital purchased the 205,600 shares of Common Stock on November 20, 1997, in the ordinary course of its business for investment purposes only.


Item 5.  Interest in Securities of the Issuer.
------   =====================================

        (a)   Number of Shares  Beneficially  Owned by Persons Filing This
              ------------------------------------------------------------
              Statement.
              ---------

              Echelon is the record holder of 1,589,324 shares of Common Stock and is a member of Lodestone Capital, which is the record holder of 205,600 shares of Common Stock. Echelon is also a member of Lodestone Partners, which is in turn the manager of Lodestone Capital. Lodestone Partners is managed by a Board of Managers composed of John Ward Rotter and Michael Fitzsimmons ("Fitzsimmons"), who is the other member of Lodestone Partners. Pursuant to the Lodestone Partners Operating Agreement between Echelon and Fitzsimmons, Fitzsimmons has sole investment power with respect to the investments of Lodestone Capital. The Operating Agreement is, however, silent on the subject of voting power with respect to securities held by Lodestone Capital. Therefore, through John Ward Rotter, Echelon may be deemed to share voting power with respect to securities held by Lodestone Capital and, thus, to be the beneficial owner of the shares of Common Stock held of record by Lodestone Capital. Echelon disclaims beneficial ownership of the shares of Common stock held of record by Lodestone Capital, except to the extent of its equity interest in Lodestone Capital.

              Bradley N. Rotter, Alan B. Perper and John Ward Rotter constitute all of the members of Echelon and, as such, may be deemed to be the beneficial owners of the shares of Common Stock held of record by Echelon and Lodestone Capital. Bradley N. Rotter, Alan
              B. Perper and John Ward Rotter disclaim beneficial ownership of the shares of Common Stock held of record by Echelon, except to the extent of their respective equity interests in Echelon. Alan
              B. Perper and John Ward Rotter also disclaim beneficial ownership of the shares of Common Stock held of record by Lodestone Capital, except to the extent of their respective equity interests in Echelon and Echelon's respective equity interest in Lodestone Capital. Bradley N. Rotter acknowledges beneficial ownership of approximately 137,066 shares of the Common Stock held of record by Lodestone Capital, which are attributable to the equity interest in Lodestone Capital of the Bradley N. Rotter Self-Employed Pension Plan and Trust, but otherwise disclaims beneficial ownership of the shares of Common Stock

--------------------------                            --------------------------
CUSIP No. 730715 10 9                 13D                    Page 11 of 14 Pages
--------------------------                            --------------------------



           held of record by Lodestone Capital, except to the extent of his respective equity interest in Echelon and Echelon's respective equity interest in Lodestone Capital. John Ward Rotter may also be deemed to be the beneficial owner of shares of Common Stock subject to a stock option that was granted to his spouse and vested with respect to 4,000 shares (the "Option Shares") on February 14, 1997, but disclaims beneficial ownership of such shares.

           Lodestone Partners is the manager of Lodestone Capital and, as such, may be deemed to be the beneficial owner of the shares of Common Stock held of record by Lodestone Capital. Lodestone Partners, however, currently has only a nonparticipating (or "carried") interest in Lodestone Capital and, therefore, disclaims beneficial ownership of the shares of Common Stock held of record by Lodestone Capital.

     (b)   Percent of Outstanding Common Stock Beneficially Owned by Each Person
           ---------------------------------------------------------------------
           Filing This  Statement.
           ----------------------

           Based on the number of shares of Common Stock outstanding as of October 31, 1997, Echelon, Bradley N Rotter and Alan B. Perper may be deemed to beneficially own 55.2% of the outstanding Common Stock, and Lodestone Capital and Lodestone Partners may be deemed to beneficially own 6.3% of the outstanding Common Stock. Based on the number of shares of Common Stock outstanding as of October 31, 1997, plus the Option Shares, John Ward Rotter may be deemed to beneficially own 55.3% of the outstanding Common Stock.

     (c)  Number  of  Shares of  Common  Stock as to Which  Each of the  Persons
          ----------------------------------------------------------------------
          Filing This Statement Has:
          -------------------------

                 (i)     Sole Voting Power.

                         Echelon has sole power to vote or direct the vote of the 1,589,324 shares of Common Stock that it holds of record.

                         Lodestone Capital has sole power to vote or direct the vote of the 205,600 shares of Common Stock that it holds of record.

                         As the manager of Lodestone Capital, Lodestone Partners may be deemed to have sole power to vote or direct the vote of the 205,600 shares of Common Stock held of record by Lodestone Capital.

--------------------------                            --------------------------
CUSIP No. 730715 10 9                13D                   Page 12 of 14 Pages
--------------------------                            --------------------------


               (ii) Shared Voting Power.

                    Through John Ward Rotter, who is a member of Echelon and a member of the Board of Managers of Lodestone Partners, which is the manager of Lodestone Capital, Echelon may be deemed to share with Fitzsimmons, the other member of Lodestone Partners and the other member of the Board of Managers of Lodestone Partners, the power to vote or direct the vote of the 205,600 shares of Common Stock held of record by Lodestone Capital.

                    As the members of Echelon, Bradley N. Rotter, Alan B. Perper and John Ward Rotter may be deemed to share the power to vote or direct the vote of the 1,589,324 shares of Common Stock held of record by Echelon and the 205,600 shares of Common Stock held of record by Lodestone Capital. John Ward Rotter may also be deemed to share the power to vote or direct the vote of the 4,000 Option Shares.

              (iii) Sole Dispositive Power.

                    Echelon has sole power to dispose of or direct the disposition of the 1,589,324 shares of Common Stock that it holds of record.

                    Lodestone Capital has sole power to dispose of or direct the disposition of the 205,600 shares of Common Stock that it holds of record.

                    As the manager of Lodestone Capital, Lodestone Partners may be deemed to have sole power to dispose of or direct the disposition of the 205,600 shares of Common Stock held of record by Lodestone Capital.

              (iv)  Shared Dispositive Power.

                    As the members of Echelon, Bradley N. Rotter, Alan B. Perper and John Ward Rotter may be deemed to share the power to dispose of or direct the disposition of the 1,589,324 shares of Common Stock held of record by Echelon. John Ward Rotter may also be deemed to share the power to dispose of or direct the disposition of the 4,000 Option Shares.

--------------------------                            --------------------------
CUSIP No. 730715 10 9                 13D                 Page 13 of 14  Pages
--------------------------                            --------------------------


     (d)  Transactions  in Common  Stock  During Past 60 Days by Persons  Filing
          ----------------------------------------------------------------------
          This Statement.
          --------------

          On November 20, 1997, Lodestone Capital purchased 205,600 shares of Common Stock in the open market through a broker at an average price per share of $2.5625.

Item 6.   Contracts,  Arrangements,  Understandings  or  Relationships  With
          ==================================================================
          Respect to Securities of the Issuer.
          ===================================

          None.


Item 7.  Material to be Filed as Exhibits.
         =================================

         None.

-------------------------                              -------------------------
CUSIP No. 730715 10 9                13D                   Page 14 of 14 Pages
-------------------------                              -------------------------


                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  December 1, 1997


                         THE ECHELON GROUP OF COMPANIES, LLC

December 1, 1997          By:  /s/Bradley N. Rotter
                              -------------------------------
                                  Bradley N. Rotter,
                                  Managing Member



December 1, 1997           /s/Bradley N. Rotter
                          -----------------------------------
                              Bradley N. Rotter


December 1, 1997           /s/Alan B. Perper
                          ------------------------------------
                              Alan B. Perper


December 1, 1997           /s/John Ward Rotter
                          ------------------------------------
                              John Ward Rotter


                          LODESTONE CAPITAL FUND, LLC
                          By:    LODESTONE PARTNERS, LLC
                                 Manager


                                 By: /s/Michael Fitzsimmons
                                    -------------------------------
                                        Michael Fitzsimmons
                                        Manager


December 1, 1997                 By: /s/John Ward Rotter
                                    -------------------------------
                                        John Ward Rotter
                                        Manager


                          LODESTONE PARTNERS, LLC


                          By: /s/Michael Fitzsimmons
                             -------------------------------
                                 Michael Fitzsimmons
                                 Manager


December 1, 1997          By: /s/John Ward Rotter
                              -------------------------------
                                 John Ward Rotter
                                 Manager